EXHIBIT 99.13 Media Release

Rio Tinto commits $150 million to Centre for Future Materials led by Imperial College London
31 July 2023

Rio Tinto has committed $150 million to create a Centre for Future Materials led by Imperial College London to find innovative ways to provide the materials the world needs for the energy transition.

The ‘Rio Tinto Centre for Future Materials’ will fund research programs to transform the way vital materials are produced, used and recycled, and make them more environmentally, economically and socially sustainable.

Under the partnership, Rio Tinto and Imperial will together define a set of major global challenges that need to be addressed. These will form the basis of the first research programs the Centre pursues, in partnership with a selection of international academic institutions.

The Centre will be established in the second half of 2023, with the first research programs funded in 2024. Rio Tinto will contribute $150 million over 10 years to fund the Centre.

Rio Tinto Chief Executive Jakob Stausholm said “For the world to reach net zero, we must find better ways to provide the materials it needs. No single player can do this alone, and research and development plays a vital role. Imperial College London is one of the world’s leading institutions focused on science and engineering – I cannot wait to see the progress we make, as we bring together the best of industry and academia, with shared ambition.”

Professor Mary Ryan, Vice Provost (Research and Enterprise) at Imperial, said “All aspects of human society rely on materials – from housing to transport, energy, communications and health. We need to create sustainable ways to extract, process, and reuse these resources.

“Moving to a truly sustainable society requires a holistic approach to these complex industrial processes. This is inherent to Imperial’s approach. We will tackle these challenges and design future innovations that are resource and energy efficient, nature positive, humancentric and just. By working hand-in-hand with other leading international institutions, we will create a truly multidisciplinary, global effort to drive the next industrial revolution in harmony with nature.”

The $150 million commitment has been made in Rio Tinto’s 150th anniversary year. It will be delivered in 10 annual instalments and will fund research that empowers diverse, inter-disciplinary teams to deliver innovative, and transformative solutions with environment, society, and governance at their core.

The Centre builds on Rio Tinto’s long-standing support of research and innovation. It will complement an Innovation Advisory Committee of global experts in their fields that Rio Tinto recently established to accelerate its innovation portfolio and provide external insights and guidance on emerging and disruptive technologies.

The Innovation Advisory Committee includes members with experience in academia, industry and government. More information on the Committee can be found at riotinto.com.

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